Mail Stop 3561
      August 19, 2005

Adam Gatto
President
Barossa Coffee Company, Inc.
311 S. State, Suite 460
Salt Lake City, Utah 84111

      Re:	Barossa Coffee Company, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
		Filed August 16, 2005
		File No. 333-126514

Dear Mr. Gatto:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, page 11
1. Please refer to comment 11 in our letter dated August 4, 2005. On page 12 you only discuss the significance of the doubt as to your ability to continue as a going concern and your resultant need to raise funds to commence operations. Please disclose clearly the duration of time you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months even if you sell all 400,000 shares in this offering. In addition, discuss in reasonable detail and with specificity, any known trends, events or uncertainties that are reasonably likely to have a material effect on your short-term and long-term liquidity, net sales, revenues, or income from continuing operations. If you do not know any such trends, events or uncertainties, confirm so in your response letter. See Item 303 of Regulation S-B.
Business, page 12
2. Please refer to comment 12 in our letter dated August 4, 2005. Please provide a reasonable estimate of the minimum dollar amount you must obtain to commence operations and continue them for at least one year. We reissue the comment.

Plan of Distribution, page 21
3. Please refer to comment 17 in our letter dated August 4, 2005. As there is no established public market for the common stock you are registering, you need to disclose the factors that were considered in determining the offering price. However, since you have determined the offering price arbitrarily, please disclose to that effect in this section.
Independent Accountant`s Consent
4. It appears you have not included a consent letter from your independent auditor in the Form SB-2/A filed August 16, 2005. Please amend your filing to include an updated, signed consent.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David DiGiacomo, Staff Accountant, at (202)
551-
3319, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Van L. Butler, Esq.
	Thomas G. Kimble & Associates
	Fax:  (801) 359-6603



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Adam Gatto
Barossa Coffee Company, Inc.
August 19, 2005
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